BUNDESANSTALT FÜR FINANZDIENSTLEISTUNGSAUFSICHT

BUNDESANSTALT FÜR FINANZDIENSTLEISTUNGSAUFSICHT

PRINCIPAL SANCTION: CIVIL AND ADMINISTRATIVE
PENALT(IES)/FINE(S)

OTHER SANCTIONS: NONE

DATE INITIATED 11/04/2010

DOCKET/CASE NUMBER: GZ: WA 17WP 3120 - 2010 / 0111

THIS REGULATORY ACTION RELATES TO THE LATE FILING OF CERTAIN
SHAREHOLDING REPORTS. BUNDESANSTALT FÜR FINANZDIENSTLEISTUNGSAUFSICHT
(THE "BAFIN"), THE FINANCIAL SUPERVISORY AUTHORITY IN GERMANY, ALLEGED THAT
THE BANK OF NEW YORK MELLON CORPORATION ("BNY MELLON") VIOLATED CERTAIN
SUPERVISORY DUTIES UNDER THE SECURITIES TRADING ACT (THE "ACT"). UNDER
THIS ACT, ANYONE WHOSE SHAREHOLDING IN A GERMAN ISSUER REACHES,
EXCEEDS OR FALLS BELOW 3%, 5%, 10%, 15%, 20%, 30%, 50% OR 75% OF THE VOTING
RIGHTS SHALL NOTIFY THE ISSUER AND THE BAFIN, WITHOUT UNDUE DELAY, AND
WITHIN FOUR TRADING DAYS AT THE LATEST. THE BAFIN ALLEGED THAT: (1)
NOTIFICATIONS SENT BY BNY MELLON ON BEHALF OF CERTAIN SUBSIDIARIES TO A
GERMAN ISSUER AND THE BAFIN OF THE REDUCTION OF ITS VOTING SHARES IN THE
ISSUER BELOW THE 3% THRESHOLD WAS ONE MONTH LATE AND (2) BNY MELLON
FAILED TO TAKE THE SUPERVISORY MEASURES REQUIRED UNDER THE ACT TO
PREVENT CONTRAVENTION OF THE SHAREHOLDING NOTICE OBLIGATIONS BY ITS
SUBSIDIARIES.

RESOLUTION DATE: 05/12/2011

AMOUNT: $ 33,300.00

ON MAY 12, 2011, THE BAFIN ISSUED AN ADMINISTRATIVE ORDER THAT: (1)
DETERMINED THAT BNY MELLON NEGLIGENTLY FAILED TO COMPLY WITH THE
SUPERVISORY REQUIREMENTS WITH RESPECT TO ITS SUBSIDIARIES IN ORDER TO
ENSURE COMPLIANCE WITH THE NOTIFICATION DEADLINES AND (2) IMPOSED AGAINST
BNY MELLON AN ADMINISTRATIVE FINE OF EUR 22,500.00 (APPROX. $31,725) AND A FEE
(FOR PROCEDURAL COSTS) OF EUR 1,125.00 (APPROX. $1,586). BNY MELLON MADE
PAYMENT EFFECTIVE MAY 27, 2011.